Form 51-102F3
Material Change Report

Item 1	Name and Address of Company
Silver Standard Resources Inc. #1180 – 999 West Hastings Street Vancouver, B.C. V6C 2W2

Item 2	Date of Material Change
August 14, 2006.

Item 3	News Release
The news release was disseminated on August 14, 2006 by CCN Matthews using several broad distribution networks in North America and the United Kingdom.

Item 4	Summary of Material Change
Silver Standard Resources Inc. today announced second quarter net earnings of $16.5 million ($0.28 per share) compared with a net loss of $1.0 million ($0.02 per share) for the second quarter of 2005.

Earnings in the second quarter of 2006 were positively impacted by the closing of the sale of Silver Standard’s 50% interest in the Manantial Espejo joint venture which resulted in an after tax gain of $35.4 million. Cash expenditures on mineral properties, excluding project acquisition outlays and purchases of surface rights, also increased to $5.5 million during the quarter, primarily reflecting the increasing pace of work at the Pirquitas silver project in Argentina and the Pitarrilla project in Mexico.

Item 5	Description of Material Change
See attached news release 06-29.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
N/A

Item 7	Omitted Information
No omitted information.

Item 8	Executive Officer
Joseph J. Ovsenek, Senior Vice President. (604) 689-3846.

Item 9	Date of Report
August 14, 2006.

August 14, 2006 News Release 06-29	Trading Symbols: Nasdaq National Market: SSRI TSX: SSO

SILVER STANDARD REPORTS SECOND QUARTER 2006 RESULTS

Vancouver, B.C. - Silver Standard Resources Inc. today announced second quarter net earnings of $16.5 million ($0.28 per share) compared with a net loss of $1.0 million ($0.02 per share) for the second quarter of 2005.

Earnings in the second quarter of 2006 were positively impacted by the closing of the sale of Silver Standard’s 50% interest in the Manantial Espejo joint venture which resulted in an after tax gain of $35.4 million. Cash expenditures on mineral properties, excluding project acquisition outlays and purchases of surface rights, also increased to $5.5 million during the quarter, primarily reflecting the increasing pace of work at the Pirquitas silver project in Argentina and the Pitarrilla project in Mexico.

Financial highlights for the period included:

▪  Working capital at quarter-end of $258.5 million with no debt. Working capital included silver bullion and marketable securities which are carried at cost, and based on market value have an additional value of $29.8 million at June 30, 2006;
▪  The sale of 7.2 million common shares to investors in North America and Europe for net proceeds of $171.1 million.

Selected Financial Data
(CDN$000’s, except per share amounts)
This summary of selected financial data should be read in conjunction with the management discussion and analysis (“MD&A”) of the unaudited consolidated operating results and financial condition of the company for the six months ended June 30, 2006 and 2005, prepared as of August 9, 2006, and the Consolidated Financial Statements and the related Notes thereto, as well as the MD&A and Audited Financial Statements and Notes for the year ended December 31, 2005.

Results of Operations	Three Months Ended June 30		Six Months Ended June 30
	2006	2005	2006	2005
Earnings (loss)	16,469	(1,040)	15,388	(1,983)
Earnings (loss) per share (basic)	0.28	(0.02)	0.28	(0.04)
Cash used in operating activities	1,142	222	2,368	529
Cash generated by financing activities	171,888	93	200,965	462
Cash used in investing activities	9,629	6,425	22,649	11,425

Financial Position	June 30 2006	December 31 2005
Cash and cash equivalents	198,959	23,030
Silver bullion	15,787	14,095
Marketable securities	44,183	4,985
Current assets - total	261,902	43,844
Current liabilities - total	3,401	3,500
Working capital	258,501	40,344
Shareholders’ equity	421,071	193,190

Project Updates

Pirquitas, Argentina During the quarter, proven and probable reserves of 107.1 million ounces of silver were announced for the project based on approximately 20-year average metals prices. Substantial progress has been made subsequently toward the selection of an engineering, procurement and construction management (EPCM) firm, hiring of a construction manager, as well as appointing an international bank to organize the lending syndicate for project debt.

Pitarrilla, Mexico Drilling continues with three diamond drill rigs on the property and a fourth rig for deep drilling (750+ meters) is expected to commence work at Pitarrilla before the end of the third quarter. The decision to source another diamond drill followed from the success of hole PD-148, a nearly vertical hole at Breccia Ridge which intersected 6.4 ounces of silver per ton, 2.26% zinc and 1.26% lead over 842 feet (220.0 grams of silver per tonne over 256.6 meters).

San Luis, Peru A diamond drill has been mobilized to the San Luis joint venture in Peru. Silver Standard and Esperanza Silver are exploring for silver-gold mineralization in surface veins that have been traced over 3.1 miles (five kilometers).

Other Developments

Manantial Espejo, Argentina On April 11, 2006, Silver Standard completed the sale of its 50% interest in Manantial Espejo to Pan American Silver, for 1.95 million common shares of Pan American. On a per ounce of silver basis, the payment was approximately US$2 per reserve and resource ounce of silver, more than three-times Silver Standard’s Manantial Espejo U.S. dollar project costs of approximately US$14.2 million.

Veta Colorada, Mexico The company closed the previously announced purchase of a 100% interest in the Veta Colorada silver project in Mexico for US$3.3 million plus taxes that are refundable. Based on historic silver resources of 32.1 million ounces, the purchase price is approximately US$0.10 per ounce of silver in the ground.

Diablillos / Bowdens / Snowfields Silver Standard is updating scoping studies for its wholly-owned Diablillos silver-gold project in Argentina and the Bowdens silver project in Australia. The company has also commenced a 15,000 meter drill program at its Snowfields gold property in northern British Columbia.

For the full Second Quarter 2006 report, including Management Discussion & Analysis, and consolidated interim financial statements, visit www.sedar.com or the company’s web site at www.silverstandard.com. A conference call to review second quarter results and planned activities is scheduled on Wednesday, August 16, 2006 at 10:30 a.m. EDT.

Toll-free in North America:   866-400-3310
Toronto local and overseas:  416-850-9144

Replay will be available for one week by calling toll free in North America: 888-562-2819, passcode 4488647; local and overseas calls may call 402-220-7737, passcode 4488647. The audio file will also be available on the company’s web site after August 18, 2006.

For further information, contact:

Robert A. Quartermain, President Silver Standard Resources Inc. Vancouver, B.C. (604) 689-3846	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A/ toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail: invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046. The TSX has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Silver Standard’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission.

Statements contained in this news release that are not historical fact, such as statements regarding the economic prospects of the company’s projects, future plans or future revenues, timing of development or potential expansion or improvements, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties include, but are not limited to, the company’s ability to raise sufficient capital to fund development, changes in economic conditions or financial markets, changes in prices for the company’s mineral products or increases in input costs, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Argentina or Canada, technological and operational difficulties or inability to obtain permits encountered in connection with exploration and development activities, labour relations matters, and changing foreign exchange rates, all of which are described more fully in the company’s filings with the Securities and Exchange Commission.